June 13, 2011

Securities and Exchange Commission
Division of Corporation Finance
Attn: John Reynolds, Assistant Director
Washington, D.C. 20549

RE:	Powerdyne International, Inc.
Registration Statement on Form S-1, Amendment No. 2
File No. 333-172509
Form 10-K for Fiscal Year Ended December 31, 2010, Amendment No. 1
File No. 000-53259
Form 8-K/A, filed April 5, 2011
File No. 000-53259

Dear Mr. Reynolds:

Attached for filing with the Securities and Exchange Commission (the “Commission”) are: (i) Amendment No.2 to the Powerdyne International, Inc. registration statement on Form S-1; (ii) Amendment No. 1 to the Powerdyne International, Inc. Form 10-K for the Fiscal Year Ended December 31, 2010; and (iii) Amendment No. 2 to the Powerdyne International, Inc. Form 8-K/A filed April 5, 2011.  The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated April 28, 2011 (the "Comment Letter").

The comments in the Comment Letter are sequentially numbered and the answers set forth herein refer to each of the comments by number and by citing the location of each response (if applicable) thereto in the Registration Statement, 10-K or 8-K/A (as applicable).

1. We have revised the Form S-1, including the financial statements included therein, to correct spelling and grammar errors, as requested by the Commission in Comment 1.

2. The Company has a reasonable basis for making the statements concerning the attributes of its proposed products, including the promotional statements in the Form S-1 identified by the Commission.  To comply with Comment 2, revisions have been made to the Form S-1 to indicate that: (i) the Company is in the process of testing its current prototype, which has been constructed; and (ii) a prior version of the prototype existed and was tested in the past.

The Company has recently completed its Series 2 prototype and is currently in the final phases of testing its Series 2 prototype.  In addition, and separately, Mr. Euga, the founder and CEO of the Company, built and bench tested an earlier version (“Series 1" prototype) of the current prototype (“Series 2 prototype”).  Statements made in the Form S-1 are based on the data and results obtained from the bench testing of this earlier, Series 1, version of the prototype.

Subsequent to these tests, the Series 1 version of the prototype was disassembled and disposed of, however, the Company retained all of the relevant test results from the Series 1 prototype.  The Series 1 prototype used an earlier version of an air cooled radial aircraft engine, however, the test results did confirm the business model that Mr. Euga was interested in developing.  At present, the Company has completed the major construction of its Series 2 prototype, and is conducting at present final assembly and bench testing of the Series 2 prototype. The Series 2 prototype uses a later model of the aircraft engine used in the Series 1 prototype.

The Company expects the Series 2 prototype to operate with greater efficiency, and to produce better bench test results, than the Series 1 prototype, due to the improvements in the design of the aircraft engine being used as well as improvements made by the Company to the design of the prototype itself.

The Company has already begun the initial design phase of improvements to the Series 2 prototype in what the Company expects will become its Series 3 prototype.  The Series 3 prototype will use a modernized version of an air cooled radial engine manufactured with modern materials.  The Company expects that the Series 3 prototype should operate with greater efficiency and less wear and tear than the earlier prototype versions (i.e. Series 1 and Series 2).

3. As discussed in Response 2 above, since the Company has a current prototype, which is in the process of being tested at present, the present tense used in describing the PDIGenset throughout the Form S-1 is appropriate.  Accordingly, no additional revisions are being made to the Form S-1 as a result of Comment 3 made by the Commission.

4. As part of its ongoing business, Tiber Creek Corporation (“Tiber”) holds interests in inactive Delaware corporations which may be used by issuers (such as the Company) to simply reincorporate their businesses in the State of Delaware and capitalize the issuer at a level and in a manner (i.e. the number of authorized shares and rights and preferences of shareholders) that is appropriate for a public company.  Otherwise, these corporations (such as Greenmark Acquisition Corp.), are inactive and Tiber does not conduct any business in such corporations.

Tiber has effected several similar transactions previously (as the transaction between Powerdyne, Inc. and Greenmark Acquisition Corp.) and was never considered a promoter by the Commission.Furthermore, Mr. Cassidy serves only as an interim officer of these corporations (such as Greenmark Acquisition Corp.) until such time as a change of control in such corporations is effected to the registering issuer.  Accordingly, Mr. Cassidy has no significant or promotion role in any of the issuing companies, such as the Company, and therefore, should not be considered a promoter of the Company.

To date, Tiber has received cash fees of $60,000 from the Company and is currently owed an additional $10,000 in fees.

Based on the foregoing discussion, no changes are being to the Form S-1 as a result of Comment 4 made by the Commission.

5. We have revised the Form S-1to fix the offering price of securities for the duration of the offering and have identified the selling stockholders as underwriters, as requested by the Commission in Comment 5.

6. We have revised the Form S-1 in appropriate locations to identify the CEO of the Company as a promoter, as requested by the Commission in Comment 6.

7. As requested by the Commission in Comment 7, the Company hereby confirms to the Commission that the Company will duly file a post-effective amendment to the Form S-1 to update its Plan of Distribution and other applicable disclosure in the event that the Company enters into any arrangements with an underwriter or broker-dealer.

8. As requested by the Commission in Comment 8, we have removed the “Placement Agent Discount” on the Cover Page of the Form S-1 as the Company has not entered into any agreement with a placement agent.

9. In compliance with Item 501 of Regulation S-K, the Cover Page of the prior version of the Form S-1 already contained the date that the offering will end (see third paragraph of Cover Page, beginning  “The offering will terminate twenty-four (24) months from the date of this prospectus...”).  Accordingly, no change is being made in the Form S-1 in reference to Comment 9 provided by the Commission.  As a related note, we have added to the second paragraph to the Cover Page that no escrow, trust or similar arrangement has been established by the Company in regard to the offering.

10. As requested by the Commission in Comment 10, we have revised the Prospectus Summary in the Form S-1 to state that the Company has received a going concern opinion from its auditor.

11. Per the Commission’s request in Comment 11, we have provided the complete mailing address and telephone number of the Company in the Prospectus Summary in the Form S-1.

12. We have included an additional risk factor in the Form S-1 that discusses the risks of the Company’s pricing strategy, in response to Comment 12 made by the Commission.
13. We have modified the statement on page 10 of the Form S-1 with reference to patents.  In addition, as requested in Comment 13, we advise the Commission that the Company has made modifications to existing fuel delivery technologies and processes that are necessary for the Company to bring its product to the point of commercial use, however, no patents have been filed to date with respect to such modifications.

14. As requested by the Commission in Comment 14, we have revised the risk factor in the Form S-1 regarding the time commitment of management to disclose the approximate number of hours that key officers anticipate devoting to the business of the Company.

15. We have revised the Use of Proceeds in the Form S-1 to include offering-related expenses, as requested by the Commission in Comment 15.

16. In response to Comment 16 made by the Commission, we have revised the Form S-1 to indicate that the offering price for Shares was arbitrarily determined.  Accordingly, we have deleted references to any specific factors considered in determining the price.

17. In response to Comment 17 made by the Commission, we have revised the Form S-1 to indicate that the tangible book value of the Company is negative.

18. The officers of the Company will sell shares on behalf of the Company and are also listed as selling shareholders in the Form S-1.  The Company’s policy is that officers of the Company will not sell any shares as selling shareholders until such time as all primary shares (16,000,000 shares) to be sold on behalf of the Company have been sold in the offering.  Accordingly, potential investors should not hold any confusion in understanding whether shares purchased are from officers directly or from the Company.  Further, any conflicts of interest in making any allocation decision of shares sold by officers are obviated by the aforementioned Company policy.  Hence, no changes are being made to the Form S-1 based on Comment 18 offered by the Commission.

19. As requested by the Commission in Comment 19, we have removed the reference that outstanding shares are fully paid and non-assessable.

20. In clarification to Comment 20 offered by the Commission, we have revised the Form S-1 to indicate that the "container" is a standard shipping container that is a component of the genset system. The generator and engine fit inside these containers. The manufacturer of these containers is simply a supplier and will produce these containers to the Company’s specification.

21. In response to Comment 21 issued by the Commission, we have included a brief description of Greenmark Acquisition Corporation and a short statement regarding the transaction.  The revised disclosure can be found in the sub-section “The Company - History” in the Prospectus Summary.

22. As requested by the Commission in Comment 22, we have provided additional clarification regarding the product in the Form S-1.

23. As discussed above, the Company has completed its prototype and is in the process of testing its prototype.  We have included additional disclosure in the Form S-1 regarding testing and performance measurements, in response to Comment 23 given by the Commission.

24. We have provided additional disclosure in the “Pricing” sub-section of the Form S-1 to address Comment 24 given by the Commission.

25. As discussed herein, the Company completed full testing on its Series 1 prototype product and has retained the data and results from such testing.  These data and results were, for example, compared to Caterpillar publisher performance parameters for purposes of evaluation vis-a-vis the Company’s product.  Accordingly, no change is being made to the Form S-1 based on Comment 25 offered by the Commission.

26. In response to Comment 26 given by the Commission, we have modified the reference to “strategic partners” in the Form S-1 to indicate that the building of such relationships is in process rather than having been already established.

27. Per the Commission’s request in Comment 27, the Merchant Banking Advisors agreement is being filed as an Exhibit to the Form S-1.

28. In response to Comment 28 given by the Commission, in the sub-section entitled “Operations” we have included a note about estimated research and development expenditures since inception of the Company.

29. In response to Comment 29 given by the Commission, we have updated statements regarding compensation paid and anticipated to be paid to officers of the Company.

30. In response to Comment 30 offered by the Commission, we have clarified language in the Form S-1 in the “Property” sub-section relating to the engine shop and in the “Operations” sub-section relating to tools and equipment.

31. We have provided additional disclosure in Plan of Operation in the Form S-1 in response to Comment 31 given by the Commission.

32. In response to Comment 32 made by the Commission, we have included additional disclosure in the Form S-1 regarding near term capital requirements.

33. In response to Comment 33 made by the Commission, we have included additional disclosure in the Form S-1 regarding the basis for the statement and the nature and extent of operations during the time period of the “next 15 months”.

34. As requested by the Commission in Comment 34, we have provided in the revised Form S-1 additional detail regarding the expenses incurred since inception.  Please see “Discussion of Period Ended December 31, 2010" in the revised Form S-1.

35. In response to Comment 35 issued by the Commission, we have removed the presentation for Mr. Caromile as he did not receive compensation in excess of $100,000 nor was he the principal executive officer of the Company.

36. In response to Comment 36 issued by the Commission, we note that compensation was accrued during 2011 for Mr. Read, Ms. Madison and Mr. Caromile.  As of April 1, 2011, all accruals have ceased going forward.

37. Pursuant to Comment 37 provided by the Commission, we have revised the language in the “Executive Compensation” sub-section to comply with the requirements of Item 402(m)(2) of Regulation S-K.

38. In response to Comment 38 given by the Commission, we have provided a summary of the employment agreements in the Form S-1 and are filing the two employment agreements as exhibits to the Form S-1.  In addition, all disclosures in the Form S-1 with respect to employment agreements have been reconciled to maintain internal consistency.

39. In response to Comment 39 provided by the Commission, we have included in the Form S-1 the address for the beneficial owner listed in response to Item 403 of Regulation S-K.

40. As discussed above in the response to Comment 6, we have identified the CEO of the Company as a promoter in the Form S-1.  Accordingly, with respect to Comment 40 made by the Commission, no other changes are being made to the Form S-1.

41. As discussed above in the response to Comment 5, we have included additional language in the Form S-1 identifying selling stockholders as statutory underwriter.  Specifically, with respect to Comment 41 made by the Commission, we noted the statutory underwriter status of selling stockholders in the “Selling Shareholders” sub-section.

42. Per Comment 42 made by the Commission, we have revised the disclosure in the Form S-1 to identity the natural persons related to IRAA Fin Serv and Tiber Creek Corporation.

43. In response to Comment 43, we hereby advise the Commission that, to the best of the knowledge of the Company, none of these entities or selling shareholders are broker-dealers or affiliated with broker-dealers.  Accordingly, no change is being made to the Form S-1 therefrom.

44. As requested by the Commission in Comment 44, we have provided disclosure in the “Selling Shareholders” sub-section of the Form S-1 regarding the relationship of Tiber Creek Corporation with the Company.  The relationship of Mr. Euga and other officers is already disclosed in this sub-section.

45. Per Comment 45 issued by the Commission, we considered sub-section (i) of Rule 144 and do not believe that the Company falls within the definition of issuers targeted by this rule, as the Company has greater than nominal assets, including its completed product prototype.

46. Per Comment 46 made by the Commission, the statement of operations in the Financial Statements in the Form S-1 has been revised to include $13,850 in audit fees related to Powerdyne, Inc. (Nevada).  The statement of operations have also been revised to include Greenmark Acquisition Corporation’s expenses for fiscal year ending December 31, 2010 in the amount of zero.  We will make the conforming changes thereof to the Form 10-K previously filed by the Company.

47. In response to Comment 47 provided by the Commission, we note that the transaction between Greenmark Acquisition Corporation and Powerdyne, Inc. was effected as a statutory merger, with the former surviving the transaction.  The agreement of merger and certificate of merger have been previously filed as exhibits to the Form S-1.

48. In response to Comment 48 issued by the Commission, we note that the reverse merger did not take effect until February 7, 2011.  The pro forma information presenting the material changes affecting the equity accounts will be provided during the first quarter filing for the three months ended March 31, 2011.  As a result, no change is being made to the Form S-1 on account thereof.  If the Commission still maintains that pro forma financial information must presented, please reference for us the specific rule stating that the pro forma information must be shown on the Form 10-K or the Form S-1.

49. We have revised the footnotes in the Financial Statements to the Form S-1 to reconcile the inconsistency, as requested by the Commission in its Comment 49.

50. Per Comment 50 issued by the Commission, we have included revised language and disclosure in the Financial Statements to the Form S-1. Please also see therein revised stockholders’ equity to include additional amounts.  In addition, the form of subscription agreement used in the private placement transactions is being filed as an exhibit to the Form S-1.

51. As requested by the Commission in Comment 51, we have provided in the revised Form S-1 information requested by Item 511 of Regulation S-K.  The information presented therein is an estimate only, is incomplete and is subject to update and modification with the next round of responses to be submitted by the Company following subsequent comments on the Form S-1 from the Commission.

52. Per Comment 51 provided by the Commission, we have revised Item 15 in Form S-1 to discuss the manner of offering and the private nature of the transactions involving unregistered securities.  As required by Item 701 of Regulation S-K, the securities sold and exemptions from registration under the Securities Act, and details regarding the transactions, are included.  In addition, the form of subscription agreement used in the private transactions is being filed as an exhibit to the revised Form S-1.

53. Per Comment 53 provided by the Commission, we have revised Item 16 of the Form S-1 to include the date, form and exhibit number of any exhibit incorporated by reference.

54. We will duly file the legal opinion in the subsequent round of response to the Commission’s anticipated comments.  No changes are being made to the Form S-1 at the present time based upon Comment 54 issued by the Commission.

55. Pursuant to the Commission’s Comment 55, we have updated the Form S-1 to provide the applicable undertakings in the form requested.

56. Per the Commission’s request in Comment 56, the signatures have been revised in the Form S-1.

57. As requested by the Commission in Comment 57, the Form 10-K and all other applicable Exchange Act reports will be revised to conform to the responses provided herein by the Company.

58. In response to Comment 58 made by the Commission, the Form 10-K to be refiled will include appropriate disclosure or incorporation by reference of disclosure that may be required pursuant to Item 701 of Regulation S-K.

59. Pursuant to Comment 59 made by the Commission, the number of record holders will be disclosed in the revised Form 10-K to be refiled.

60. Pursuant to Comment 60 given by the Commission, the statement referenced will be removed in the Form 10-K.

61. In response to Comment 61 offered by the Commission, the disclosure requested by Items 407(d)(5) of Regulation S-K will be included in the Form 10-K to be re-filed.

62. Per the Commission’s request in Comment 62, exhibits will be filed, listed or appropriately incorporate by reference, in the Form 10-K, which will be re-filed.

63. Per the Commission’s request in Comment 63, the Form 10-K will be re-filed by the Company with signatures of the appropriate officers in their personal capacities.

64. In response to Comment 64 made by the Commission, we will amend and file the Form 8-K to provide information requested pursuant to Item 5.01 of Form 8-K.

Finally, as a related matter to the comments above, we have revised the Form S-1 to reflect a recent sale of 500,000 shares of common stock of the Company on May 2, 2011 to Patricia Maier for $15,000 of consideration paid to the Company.

We look forward to receiving any additional comments following your review and evaluation of the registration statement, 10-K and 8-K filed herewith.  If you have any questions or concerns in the interim, please do not hesitate to contact Lee Cassidy, Esq. at (202) 387-5400 or the undersigned at (310) 709-4338.

Sincerely,

/s/ Anthony A. Patel

Anthony A. Patel, Esq.
Cassidy & Associates